SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2015

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a .

Summary of FY2015 3Q Business Report

On November 16, 2015, Shinhan Financial Group (“SFG”) filed its FY2015 3Q Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2010 through 2015

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

•	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG

•	Jul. 2015 : Nam An Securities Co. Ltd. (Vietnam) became an indirect subsidiary of SFG

Principal Subsidiaries under Korean Law (as of Sep. 30, 2015)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of Sep. 30, 2015)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited 1)	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%

Shinhan Card	LLP MFO Shinhan Finance	100.0%

Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 2)	8.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 3)	14.1%
	Nam An Securities Co. Ltd.	100.0%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 4)	5.0%
	Shinhan Private Equity Fund 2nd 5)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 6)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 93.3% of Shinhan Khmer Bank Limited.
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 18.8% of Shinhan Praxis K-Growth Global Private Equity Fund.
4)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
5)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
6)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of Sep. 30, 2015)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	FY2015 (Jan. 1 ~ Sep. 30)	FY2014 (Jan. 1 ~ Dec. 31)	FY2013 (Jan. 1 ~ Dec. 31)
Operating income	2,417.4	2,654.8	2,632.0
Equity in income(loss) of associates	14.0	30.6	7.3
Non-Operating Income(loss)	152.9	182.2	37.3
Earnings before income tax	2,584.3	2,867.6	2,676.6
Income taxes	561.1	668.0	621.2

Consolidated net income	2,023.2	2,199.6	2,055.3
Net income in majority interest	1,963.1	2,081.1	1,898.6
Net income in minority interest	60.0	118.5	156.8

Notes :

•	Some of the totals may not sum due to rounding.

•	Financial Information for the years ended December 31, 2013 have been retroactively restated to reflect changes in accounting policies in accordance with reclassification of Hybrid bonds.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2015				FY2014				FY20132)
		Jan. 1 ~ Sep. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	200,355.6	56.8	2,201.7	1.47	186,086.1	57.2	3,449.5	1.85	176,825.5	56.6	3,914.2	2.21
	Borrowings	13,253.0	3.8	107.1	1.08	12,145.2	3.7	190.0	1.56	13,054.6	4.2	229.3	1.76
	Debentures	38,863.2	11.0	900.5	3.09	36,609.9	11.3	1,301.9	3.56	38,303.2	12.3	1,521.5	3.97
	Other Liabilities	69,238.7	19.6	—	—	60,397.7	18.6	—	—	55,163.5	17.7	—	—

	Total Liabilities	321,710.4	91.2	—	—	295,238.9	90.8	—	—	283,346.8	90.7	—	—

	Total Stockholder’s Equity	30,876.4	8.8	—	—	30,023.9	9.2	—	—	29,157.1	9.3	—	—

	Total Liabilities & SE	352,586.8	100.0	—	—	325,262.8	100.0	—	—	312,503.9	100.0	—	—

Use	Currency & Due from Banks	21,948.3	6.2	175.5	1.07	19,646.5	6.0	236.9	1.21	17,264.0	5.5	200.9	1.16
	Loans	228,251.1	64.7	6,779.8	3.96	212,237.2	65.3	9,722.5	4.58	203,254.8	65.0	10,173.4	5.01
	Loans in KRW	177,606.7	50.4	4,872.6	3.66	164,597.9	50.6	7,092.5	4.31	156,496.7	50.1	7,435.5	4.75
	Loans in Foreign Currency	13,487.5	3.8	310.6	3.07	11,598.8	3.6	403.0	3.47	10,506.0	3.4	394.6	3.76
	Credit Card Accounts	17,640.1	5.0	1,216.8	9.20	17,575.1	5.4	1,702.5	9.69	17,445.2	5.6	1,763.8	10.11
	Others	19,516.8	5.5	379.8	2.59	18,465.4	5.7	524.5	2.84	18,806.9	6.0	579.6	3.08
	AFS Financial Assets	26,364.5	7.5	497.0	2.51	26,801.5	8.2	814.8	3.04	29,620.6	9.5	979.2	3.31
	HTM Financial Assets	14,653.3	4.2	399.7	3.64	12,076.7	3.7	521.7	4.32	11,197.0	3.6	527.9	4.71
	Other Assets	61,369.7	17.4	—	—	54,500.9	16.8	—	—	51,167.5	16.4	—	—

	Total Assets	352,586.8	100.0	—	—	325,262.8	100.0	—	—	312,503.9	100.0	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.
2)	Figs. for the years ended Dec. 31, 2013 have been retroactively restated to reflect changes in accounting policies in accordance with reclassification of Hybrid bonds.

Other Financial Information

ø	The main serial financial figures and indices for Sep. 30, 2015 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Aggregate Amount of Equity Capital (A)	27,475.0	25,938.0	25,605.8
Risk-Weighted Assets (B)	203,136.9	198,832.9	190,716.6
BIS Ratio (A/B)	13.53%	13.05%	13.43%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Shinhan Bank	BIS Capital Adequacy Ratio	15.0	15.4	16.3
Jeju Bank	BIS Capital Adequacy Ratio	13.0	14.3	16.0
Shinhan Card	Adjusted Equity Capital Ratio	28.6	29.7	30.4
Shinhan Investment Corp.	Net Capital Ratio	425.5	461.8	493.3
Shinhan Life Insurance	Risk Based Capital Ratio	220.5	230.7	253.1
	Net Capital Ratio	—	512.0	598.5
Shinhan BNPP AM	Equity Capital	152.0	159.0	—
	Minimum Capital Requirement	22.4	22.1	—
Shinhan Capital	Adjusted Equity Capital Ratio	16.4	15.5	15.0
Shinhan Savings Bank	BIS Capital Adequacy Ratio	17.8	16.3	12.0

Notes :

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 150%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio	(KRW billion, %)

Company	Sep. 30, 2015			Dec. 31, 2014			Dec. 31, 2013
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,036.6	286.9	361.3	76.1	41.4	183.9	578.3	263.0	219.9
Shinhan Bank	—	—	—	55,338.0	45,258.5	122.3	53,589.9	41,699.5	128.5
Shinhan Card	15,418.3	4,528.1	340.5	14,583.7	3,014.5	483.8	14,490.7	3,902.1	371.4
Shinhan Investment Corp.	13,176.7	7,734.1	170.4	17,500.5	11,305.5	154.8	10,613.7	7,833.6	135.5
Shinhan Life Insurance	1,357.3	487.5	278.4	1,302.2	472.6	275.6	1,174.2	419.6	279.8
Shinhan Capital	572.8	371.2	154.3	567.6	161.1	352.3	510.9	221.1	231.1
Jeju Bank	—	—	—	798.2	716.9	111.3	937.3	559.0	167.7
Shinhan Savings Bank	183.9	167.9	109.5	242.0	94.9	255.0	257.4	91.8	280.2

Notes :

•	Shinhan Financial Group, Shinhan Bank and Jeju Bank: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

•	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business

Liquidity Coverage Ratio	(KRW billion, %)

Company	Sep. 30, 2015			Dec. 31, 2014			Dec. 31, 2013
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	34,975.5	36,819.8	95.0	—	—	—	—	—	—
Jeju Bank	537.2	331.7	162.0	—	—	—	—	—	—

Note) The “High quality liquid assets” and “Net cash outflows” are the arithmetic mean of the ending balance of every month.

Foreign Currency (FC) Liquidity Ratio	(USD millions, %)

Company	Sep. 30, 2015			Dec. 31, 2014			Dec. 31, 2013
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	28,464.7	24,023.8	118.5	25,309.1	19,472.6	130.0	25,808.1	20,294.0	127.2
Shinhan Investment Corp.	3,607.1	3,473.3	103.9	1,195.7	871.5	137.2	451.3	390.6	115.5
Shinhan Capital	39.4	3.0	1,309.2	73.8	49.6	148.8	84.4	55.6	151.8
Jeju Bank	15.6	7.8	200.7	9.8	6.1	160.0	8.5	5.2	163.1

Notes :

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

•	Shinhan Financial Group figures are separate basis

3) Asset Quality

SFG Consolidated Basis	(KRW billion, %)

	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Total Loans	240,217.9	226,503.2	207,680.2
Substandard & Below	2,283.6	2,595.3	2,609.1
Substandard & Below Ratio	0.95%	1.15%	1.26%
Non-Performing Loans	1,790.0	2,031.7	1,990.2
NPL Ratio	0.75%	0.90%	0.96%
Substandard & Below Coverage Ratio	187.92%	168.88%	162.96%
Loan Loss Allowance 1)	4,291.3	4,383.0	4,251.7
Substandard & Below Loans	2,283.6	2,595.3	2,609.1

1)	Including reserve for credit losses.

Separate Basis	(%)

	Sep. 30, 2015			Dec. 31, 2014			Dec. 31, 2013
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	0.85	0.67	169.77	1.03	0.78	154.16	1.16	0.90	149.22
Shinhan Card	1.47	1.02	320.99	1.69	1.21	295.10	1.53	1.00	314.75
Shinhan Investment Corp.	0.17	0.17	858.15	1.37	1.36	207.83	4.65	4.65	94.16
Shinhan Life Insurance	0.08	0.08	1,001.68	0.10	0.09	861.53	0.19	0.19	474.88
Shinhan Capital	3.52	3.95	71.07	2.87	4.08	96.34	2.23	1.88	111.21
Jeju Bank	1.09	0.64	124.28	2.04	1.84	80.09	1.53	1.49	102.47
Shinhan Savings Bank	7.39	7.39	64.62	12.60	12.60	48.76	19.28	19.28	48.18

1)	Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

SFG Consolidated Basis

(KRW billion)

	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Allowance for loan losses	2,525.9	2,619.2	2,575.0
Allowance for acceptances and guarantees	76.5	107.2	93.0
Allowance for unused loan commitments	426.7	402.9	411.2
Other allowance	190.5	184.1	246.1

Total allowance	3,219.6	3,313.4	3,325.3

Write-offs	980.8	1,132.8	1,504.1

Shinhan Bank

(KRW billion)

	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Allowance for loan losses	1,441.9	1,435.2	1,502.1
Allowance for acceptances and guarantees	96.1	132.8	111.5
Allowance for unused loan commitments	66.3	71.9	80.3
Other allowance	116.4	106.0	180.0

Total allowance	1,720.7	1,745.9	1,873.9

Write-offs	505.9	519.3	750.8

Shinhan Card

(KRW billion)

	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Allowance for loan losses	762.8	753.0	673.5
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	338.2	316.2	318.6
Other allowance	42.3	50.0	52.7

Total allowance	1,143.3	1,119.2	1,044.8

Write-offs	348.0	532.8	647.5

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)	(KRW billion)

	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Debt	6,858.6	6,859.4	7,450.2
Equity	20,832.7	20,235.1	19,974.5
Debt to Equity Ratio	32.92%	33.90%	37.30%

Twenty Largest Exposures by Borrower

(KRW billion)

As of Sep. 30, 2015 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0.0	—	7,582.1	—	—	7,582.1
Bank of Korea	2,030.0	—	5,118.4	0.1	—	7,148.4
Korea Development Bank	15.6	49.1	4,926.8	—	0.2	4,991.7
Korea Housing Finance Corporation	0.0	—	4,751.9	—	—	4,751.9
Korea Deposit Insurance Corporation	—	—	1,888.8	—	—	1,888.8
Industrial Bank of Korea	549.2	38.6	1,289.1	0.2	—	1,877.2
Hyundai Heavy Industries Co., Ltd.	24.2	16.1	0.8	1,525.1	—	1,566.2
Korea Securities Finance Corporation	104.9	—	1,460.0	—	—	1,564.8
Samsung Electronics co., ltd.	0.4	1,374.0	18.5	—	0.0	1,392.9
Woori Bank	140.1	129.5	1,029.9	—	—	1,299.6
Samsung Heavy Industries Co., Ltd.	150.0	3.8	10.0	920.5	—	1,084.3
Korea Land & Housing Corporation	0.0	—	1,047.2	—	—	1,047.2
Hyundai Samho Heavy Industries Co., Ltd.	0.0	60.2	—	834.0	—	894.2
Kookmin Bank	318.9	—	548.7	—	—	867.5
Export-Import Bank of Korea	—	35.8	765.4	—	—	801.2
Hotel Lotte Co., Ltd.	0.1	406.2	119.8	257.7	—	783.8
Woori Card	—	—	766.8	—	—	766.8
LG Electronics Inc.	57.5	55.7	128.1	492.8	—	734.0
KB Card	—	—	723.0	—	—	723.0
Hana Bank	111.1	179.2	420.6	0.0	—	710.9

Total	3,502.0	2,348.1	32,595.9	4,030.4	0.2	42,476.5

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)

As of Sep. 30, 2015 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	434.9	2,196.3	1,044.7	1,579.7	0.0	5,255.7
Hyundai Motors	1,353.3	1,196.7	1,831.8	382.4	0.1	4,764.3
Hyundai Heavy Industries	169.1	137.3	380.9	3,033.6	0.0	3,720.9
Lotte	543.3	1,070.1	1,029.4	457.8	0.9	3,101.5
SK	453.1	543.1	717.1	1,120.2	0.0	2,833.5
LG	364.6	481.2	376.1	784.6	0.0	2,006.5
LS	185.7	376.7	211.8	609.9	0.0	1,384.2
Hanwha	548.0	278.4	284.8	121.5	0.0	1,232.7
GS	379.6	151.4	299.6	221.3	0.0	1,051.9
CJ	78.7	485.0	301.8	81.7	—	947.1

Total	4,510.4	6,916.3	6,478.0	8,392.5	1.0	26,298.3

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

(KRW billion)

As of Sep. 30, 2015 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	69,651.4	21.5%
Manufacturing	40,862.9	12.6%
Retail and wholesale	15,757.2	4.9%
Real Estate, leasing and service	21,590.3	6.7%
Construction	4,099.5	1.3%
Hotel and Restaurant	5,083.0	1.6%
Others	48,378.6	15.0%
Consumers	117,842.7	36.5%

Total	323,265.6	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Construction of Highways, Streets and Roads	115.7	115.7	28.4
B	Building of Steel Ships	99.9	97.3	39.7
C	Manufacture of Distilling Machinery, Heat exchange unit and Gas Generators	81.0	81.0	76.2
D	Manufacture of Plastic Products for Fabricating of Machine	60.3	60.3	24.5
E	Apartment Building Construction	49.0	49.0	48.6
F	Building of Steel Ships	44.3	44.3	0.2
G	Wholesale of Liquid Fuel and Related Products	39.1	39.1	22.1
H	Renting of Non-Residential Buildings	31.2	31.2	0.0
I	Development and Subdividing of Residential Buildings	30.0	30.0	21.3
J	Other Civil Engineering Construction	29.9	29.9	23.7
K	Building of Steel Ships	28.8	28.8	2.6
L	Building of Steel Ships	23.8	23.8	0.8
M	Manufacture of Sections for Ships	22.0	22.0	0.0
N	Oceangoing Foreign Freight Transport	21.6	21.6	9.0
O	Manufacture of Other Basic Iron and Steel n. e. c.	20.2	19.2	14.0
P	Manufacture of Synthetic Resin and Other Plastic Materials	18.2	18.2	0.0
Q	Construction of Highways, Streets and Roads	18.0	18.0	7.6
R	Apartment Building Construction	17.3	16.3	11.4
S	Apartment Building Construction	15.2	15.2	3.3
T	Oceangoing Foreign Freight Transport	14.9	14.9	5.8

	Total	780.4	775.9	339.3

Notes :

•	Consolidated basis as of Sep. 30, 2015.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	3Q 2015	FY2014	FY2013
Audit Opinion	—	Unqualified	Unqualified

*	For the third quarter of 2015, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2015	KPMG Samjong Accounting Corp.	561 (annualized basis)	Review/Audit of Financial Statements	4,265 2) Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	440 2) Hours
FY2014	KPMG Samjong Accounting Corp.	500 (annualized basis)	Review/Audit of Financial Statements	6,564 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	845 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2014	182 hours
FY2013	KPMG Samjong Accounting Corp.	508 (annualized basis)	Review/Audit of Financial Statements	6,270 hours
	KPMG Samjong Accounting Corp.	140 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,511 hours
	KPMG Samjong Accounting Corp.	45 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2013	510 hours

1)	Excluding value-added taxes.
2)	As of Sep. 30, 2015.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,274 million(Excluding value-added taxes) for FY2015

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director	(As of Sep. 30, 2015)

Name	Month and Year of Birth	Position	Service Term
Han Dongwoo	November. 1948

- Chairman of Shinhan Financial Group

- Board Steering Committee Chair

- Corporate Governance & CEO Recommendation Committee member

- Outside Director Recommendation Committee member

- Corporate Social Responsibility Committee member

6 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

8 outside directors were appointed as board of directors at the 14th Annual General Meeting of Shareholders on March 25, 2015, of which 5 directors renewed their terms and 3 directors newly appointed.

Our non-executive directors are as follows: Director	(As of Sep. 30, 2015)

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Cho Yong-byoung	June. 1957	X	-	2 years starting from March 25, 2015
Namkoong Hoon	June. 1947	O

Chairman of Board of Directors

Board Steering Committee member

Risk Management Committee member

Corporate Governance & CEO Recommendation Committee member

Outside Director Recommendation Committee Chair

5 years starting from March 23, 2011
Ko Boo-in	December. 1941	O	Corporate Governance & CEO Recommendation Committee member	3 years starting from March 28, 2013
Kwon Taeeun	January. 1941	O	Audit Committee Chair Corporate Governance & CEO Recommendation Committee member Outside Director Recommendation Committee member	5 years starting from March 23, 2011
Park Cheul	April. 1946	O	Risk Management Committee Chair Compensation Committee member Outside Director Recommendation Committee member	2 years starting from March 25, 2015
Kim Seok-won	April. 1947	O	Audit Committee member Compensation Committee Chair Corporate Social Responsibility Committee member	5 years starting from March 23, 2011
Lee Man-woo	November. 1954	O	Compensation Committee member Audit Committee member Corporate Social Responsibility Committee Chair	2 years starting from March 26, 2014
Lee Sang-kyung	September. 1945	O	Audit Committee member Board Steering Committee member Corporate Governance & CEO Recommendation Committee Chair	4 years starting from March 29, 2012
Chung Jin	March. 1937	O	Board Steering Committee member Compensation Committee member	2 years starting from March 26, 2014
Yuki Hirakawa	October. 1960	O	Board Steering Committee member Outside Director Recommendation Committee member Corporate Social Responsibility Committee member	2 years starting from March 25, 2015
Philippe Avril	April. 1960	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Sep. 30, 2015)

Name	Month and Year of Birth	Position	In charge of
Kim Hyung-jin	August. 1958	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business Strategy Team - Future Strategy Research Institute - Corporate Culture Development Team - Synergy Management Team - Smart Finance Team
Lee Sin-gee	July. 1956	Deputy President	- Public Relations Team - CSR Team - Management Support Team
Lim Young-jin	November. 1960	Deputy President	- Wealth Management Planning Office
Lee Dong-hwan	September. 1959	Deputy President	- Corporate & Investment Banking Planning Office
Yim Bo-hyuk	March. 1961	Executive Vice President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team - Information & Communication Technology Planning Team
Park Woo-gyun	March. 1959	Managing Director	- Compliance Team
Lim Byung-chul	January. 1964	Managing Director	- Future Strategy Research Institute
Jeon Young-kyo	August. 1962	Managing Director	- Finance Management Team
Choi Joon-hwan	September. 1963	Managing Director	- Information & Communication Technology Planning Team
Kim Im-geun	July. 1963	Managing Director	- Risk Management Team

Compensation to Directors

1)	Total Amount Approved at the Meeting of Shareholders

(KRW millions)

	Total number of persons		Total amount approved at shareholders’ meeting	Notes
Directors (Outside directors)	12	(10)	4,500	—

Note) Represents the aggregate amount for all directors (including Outside directors). Excludes long-term incentives.

2)	Total Amount Paid as of Sep. 30, 2015

(KRW millions)

	Total number of Persons	Total Compensation	Average Compensation per person	Notes
Registered Directors	2	1,019	510	Excluding outside directors
Outside Directors	6	245	41	Excluding Audit committee members
Audit committee members or internal auditor	4	180	45
Total	12	1,443	120

Notes :

•	Represents the total number of applicable persons as of Sep. 30, 2015.

•	Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is W500 million or greater. In 2015, Han Dongwoo, our Chairman and Chief Executive Officer, received W1,019 million which consisted of W590 million in salaries and wages and W429 million in bonus payments. He also currently holds 14,136 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during the period from 2015 to 2018.

Stock Options

(As of Sep. 30, 2015)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	967,092	205,313	58,764	54,560
Granted in 2008	805,174	574,150	185,396	45,628	49,053

Total	7,862,847	6,425,401	1,122,309	315,137	—

Notes :

•	The weighted-average exercise price of outstanding exercisable options as of Sep. 30, 2015 is KRW 39,726

•	The closing price of our common stock was KRW 41,400 on Sep. 30, 2015.

Employees	(As of Sep. 30, 2015)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2015 (KRW million)	Average Payment per person (KRW million)
Male	117	2 yrs 11 mths (13 yrs 7 mths) 1)	10,549	90
Female	31	4 yrs 9 mths (8 yrs 5 mths) 1)	1,590	51

Total	148	3 yrs 4 mths (12 yrs 6 mths) 1)	12,139	82

1)	Average length of service including service within group subsidiaries

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sep. 30, 2015

Name	No. of Common Shares owned	Ownership%
National Pension Service2)	43,174,488	9.10	%3)
BNP Paribas	25,356,276	5.35%

1)	Shareholders who own beneficial ownership of 5% or more (common share basis).
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2014.
3)	Based on a public disclosure made by the Korean National Pension Service on April 8, 2015, which stated that as of March 3, 2015, the National Pension Service held 43,174,488 shares of SFG’s common shares.

Share ownership of Employee Stock Ownership Association	(Number of shares, %)

Beginning Balance (Jan. 1, 2015)	Increase	Decrease	Ending Balance (Sep. 30, 2015)	Ownership%1) (Sep. 30, 2015)
19,344,136	3,225,161	1,350,100	21,141,158	4.46%

1)	Common share basis.

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Feb.2015	Mar.2015	Apr.2015	May.2015	Jun.2015	Jul.2015	Aug.2015	Sep.2015
Price per share	High	45,700	44,000	45,400	46,000	42,200	42,150	43,000	42,650
	Low	41,250	40,850	39,300	40,200	40,000	39,150	39,550	39,000
	Avg.	43,353	41,984	42,389	43,594	40,927	40,089	41,458	40,453
Trading Volume		16,909,232	31,181,608	29,206,584	17,066,980	17,406,446	21,964,677	23,599,382	17,870,646
Highest Daily Trading Volume		2,234,154	3,069,192	2,764,169	2,122,921	1,509,236	2,124,658	2,098,355	1,676,518
Lowest Daily Trading Volume		308,039	766,552	425,698	484,325	384,223	494,845	542,448	410,753

American Depositary Receipts traded on the New York Stock Exchange								(USD, number of shares)
		Feb.2015	Mar.2015	Apr.2015	May.2015	Jun.2015	Jul.2015	Aug.2015	Sep.2015
Price per share	High	42.00	39.21	42.66	42.67	38.02	36.59	37.11	36.33
	Low	37.57	36.54	36.19	36.65	35.85	33.25	32.98	32.13
	Avg.	39.30	37.70	39.37	40.15	36.74	34.86	34.98	33.92
Trading Volume		1,071,781	1,599,253	2,313,020	2,131,316	1,522,605	1,488,709	1,991,703	1,901,248
Highest Daily Trading Volume		104,104	166,729	407,242	334,221	179,735	134,502	255,729	165,591
Lowest Daily Trading Volume		31,811	35,478	32,536	28,250	30,922	36,828	29,663	48,364

Note) 1 ADR = 1 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2015)	Decrease	Increase	Ending Balance (Sep. 30, 2015)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
Shinhan Capital	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50.0	—	—	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80.0	—	—	80.0
	Loans in KRW	2014-01-27	2019-01-27	3.60%	50.0	—	—	50.0
Shinhan Private Equity	Loans in KRW	2014-08-08	2015-08-07	2.81%	2.5	2.5	—	0.0
	Loans in KRW	2014-11-26	2015-11-25	2.42%	5.0	—	—	5.0

Total					1,337.5	2.5	—	1,335.0

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of Sep. 30, 2015

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of Sep. 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk
Name:	Yim Bo-hyuk
Title:	Chief Financial Officer

Date: November 16, 2015